STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

Fast Lane Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

First:  That the name of this corporation (the "Corporation") is Fast Lane Holdings, Inc.

Second:  That the certificate of incorporation of the Corporation was originally filed with the Delaware Secretary of State on December 6, 2018 (the "Certificate of Incorporation").

Third: The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted the following amendments to the Certificate of Incorporation:

Fourth: That Article 1. of the Certificate of Incorporation is hereby amended and shall read as follows: 1. “The name of the corporation is Blubuzzard, Inc. (the "Corporation").”

Fifth: That Article 7. of the Certificate of Incorporation is hereby amended and shall read as follows:

7.

“The total number of shares of capital stock which the Corporation shall have authority to issue is: five billion twenty million (5,020,000,000). These shares shall be divided into two classes with five billion (5,000,000,000) shares designated as common stock at $.001 par value (the "Common Stock") and twenty million (20,000,000) shares designated as preferred stock at $.001 par value (the "Preferred Stock").

Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, a 10-for-1 forward stock split for each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof occur (the “Forward Stock Split”). The par value of the Common Stock shall remain $0.001 per share. This conversion shall apply to all shares of Common Stock. No fractional shares of Common Stock shall be issued upon the Forward Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Forward Stock Split, the Corporation shall round up any fractional share to the next whole share of Common Stock. All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Certificate of Amendment shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment. Shares of Common Stock that were outstanding prior to the filing of this Certificate of Amendment, and that are not outstanding after and as a result of the filing of this Certificate of Amendment, shall resume the status of authorized but unissued shares of Common Stock.”

Sixth: This Amendment to the Certificate of Incorporation of Fast Lane Holdings, Inc. as amended to date, has been duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

IN WITNESS WHEREOF, Fast Lane Holdings, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 27th day of December, 2019.

FAST LANE HOLDINGS, INC.

By:	/s/ James Xilas
Name: James Xilas Title: Chief Executive Officer